U.S. Securities and Exchange Commission
Washington, D.C. 20549



05046978

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# FORM SE

## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


SEC
RECEIVED
APR 0 5 2005
SECTION

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

FOR 4/4/05
Current Report on Form 8-K 2005-RS3
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-117232
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

### SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 4th day of April 2005.

Residential Asset Mortgage Products, Inc.
(Registrant)

By: ______________________
Name: Joseph Orning
Title: Vice President

PROCESSED
APR 0 6 2005
THOMSON
FINANCIAL

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2005, that the information set forth in this statement is true and complete.

By: ______________________
(Name)
(Title)

Appendix:

# RAMP Series 2005-RS3 Trust

## Mortgage Asset-Backed Pass-Through Certificates, Series 2005-RS3

## Modeling Assumptions

**REPLINES:**

| ID# | Name | Gross Coupon | Serv Fee | Net Coupon | Cut Off Bal | Original Balance | Remain Amort | Orig Amort | Remain Balloon Term | Orig Balloon Term | Orig IO Period | Remain IO Period | Age | Group | ARM Index | Gross Margin | Mos to Next Rate Reset | Rate Reset Freq | Life |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1 | 1/29 ARM | 3.944 | 0.300 | 3.644 | 2,593,637.32 | 2,593,637.32 | 359 | 360 | 359 | 360 | 0 | 0 | 1 | 2 | LIBOR_1YR | 2.250 | 11 | 12 | 9.9 |
| 2 | 1/29 ARM IO | 5.125 | 0.300 | 4.825 | 509,086.36 | 509,086.36 | 300 | 300 | 357 | 360 | 60 | 57 | 3 | 2 | LIBOR_1YR | 3.750 | 9 | 12 | 11.1 |
| 3 | 2/28 ARM | 7.039 | 0.467 | 6.572 | 1,381,316.43 | 1,381,316.43 | 356 | 360 | 356 | 360 | 0 | 0 | 4 | 2 | LIBOR_1YR | 3.810 | 20 | 12 | 13.0 |
| 4 | 2/28 ARM IO | 7.477 | 0.550 | 6.927 | 539,406.28 | 539,406.28 | 300 | 300 | 359 | 360 | 60 | 59 | 1 | 2 | LIBOR_1YR | 7.227 | 22 | 12 | 13.4 |
| 5 | 3/27 ARM | 5.800 | 0.302 | 5.498 | 15,400,243.35 | 15,400,243.35 | 358 | 360 | 358 | 360 | 0 | 0 | 2 | 2 | LIBOR_1YR | 3.271 | 34 | 12 | 11.7 |
| 6 | 3/27 ARM IO | 5.422 | 0.300 | 5.122 | 1,366,311.20 | 1,366,311.20 | 324 | 324 | 359 | 360 | 36 | 35 | 1 | 2 | LIBOR_1YR | 2.950 | 35 | 12 | 11.4 |
| 7 | 5/25 ARM | 5.743 | 0.300 | 5.443 | 8,261,590.29 | 8,261,590.29 | 358 | 360 | 358 | 360 | 0 | 0 | 2 | 2 | LIBOR_1YR | 2.299 | 58 | 12 | 10.7 |
| 8 | 5/25 ARM IO | 5.836 | 0.300 | 5.536 | 6,244,756.70 | 6,244,756.70 | 297 | 297 | 357 | 360 | 63 | 60 | 3 | 2 | LIBOR_1YR | 2.329 | 57 | 12 | 10.8 |
| 9 | 7/23 ARM | 5.491 | 0.300 | 5.191 | 1,593,350.13 | 1,593,350.13 | 358 | 360 | 358 | 360 | 0 | 0 | 2 | 2 | LIBOR_1YR | 2.250 | 82 | 12 | 11.4 |
| 10 | 1/29 ARM | 8.750 | 0.300 | 8.450 | 78,052.40 | 78,052.40 | 359 | 360 | 359 | 360 | 0 | 0 | 1 | 2 | LIBOR_6MO | 5.500 | 11 | 6 | 14.7 |
| 11 | 1/29 ARM IO | 5.500 | 0.300 | 5.200 | 175,702.37 | 175,702.37 | 240 | 240 | 359 | 360 | 120 | 119 | 1 | 2 | LIBOR_6MO | 4.250 | 11 | 6 | 12.0 |
| 12 | 2/28 ARM | 7.857 | 0.478 | 7.379 | 468,220,644.88 | 468,220,644.88 | 358 | 360 | 358 | 360 | 0 | 0 | 2 | 2 | LIBOR_6MO | 7.419 | 22 | 6 | 14.0 |
| 13 | 2/28 ARM IO | 7.017 | 0.314 | 6.703 | 8,277,318.81 | 8,277,318.81 | 298 | 298 | 358 | 360 | 62 | 60 | 2 | 2 | LIBOR_6MO | 4.433 | 22 | 6 | 13.0 |
| 14 | 3/13 ARM IO | 5.250 | 0.300 | 4.950 | 435,201.26 | 435,201.26 | 132 | 132 | 189 | 192 | 60 | 57 | 3 | 2 | LIBOR_6MO | 3.875 | 33 | 6 | 11.2 |
| 15 | 3/27 ARM | 7.525 | 0.463 | 7.062 | 84,447,246.26 | 84,447,246.26 | 358 | 360 | 358 | 360 | 0 | 0 | 2 | 2 | LIBOR_6MO | 6.991 | 34 | 6 | 13.5 |
| 16 | 3/27 ARM IO | 6.062 | 0.323 | 5.739 | 20,523,931.36 | 20,523,931.36 | 286 | 286 | 358 | 360 | 74 | 72 | 2 | 2 | LIBOR_6MO | 3.117 | 34 | 6 | 11.5 |
| 17 | 5/25 ARM | 6.446 | 0.506 | 5.940 | 23,412,995.36 | 23,412,995.36 | 359 | 360 | 359 | 360 | 0 | 0 | 1 | 2 | LIBOR_6MO | 3.396 | 59 | 6 | 12.3 |
| 18 | 5/25 ARM IO | 6.454 | 0.397 | 6.057 | 42,480,246.32 | 42,480,246.32 | 289 | 289 | 359 | 360 | 71 | 70 | 1 | 2 | LIBOR_6MO | 2.926 | 59 | 6 | 12.1 |
| 19 | 6MO LIBOR | 7.114 | 1.401 | 5.713 | 535,058.77 | 535,058.77 | 359 | 360 | 359 | 360 | 0 | 0 | 1 | 2 | LIBOR_6MO | 3.637 | 5 | 6 | 13.3 |
| 20 | 6MO LIBOR IO | 5.719 | 0.355 | 5.364 | 8,339,049.68 | 8,339,049.68 | 244 | 244 | 359 | 360 | 116 | 115 | 1 | 2 | LIBOR_6MO | 3.703 | 5 | 6 | 12.0 |
| 21 | 7/23 ARM | 6.383 | 0.300 | 6.083 | 403,783.20 | 403,783.20 | 359 | 360 | 359 | 360 | 0 | 0 | 1 | 2 | LIBOR_6MO | 3.500 | 83 | 6 | 12.3 |
| 22 | 7/23 ARM IO | 6.375 | 0.300 | 6.075 | 266,932.45 | 266,932.45 | 276 | 276 | 359 | 360 | 84 | 83 | 1 | 2 | LIBOR_6MO | 3.500 | 83 | 6 | 12.3 |
| 23 | 1/29 ARM | 4.625 | 0.300 | 4.325 | 168,944.59 | 168,944.59 | 359 | 360 | 359 | 360 | 0 | 0 | 1 | 2 | CMT_1YR | 3.250 | 11 | 12 | 10.6 |
| 24 | 2/28 ARM | 7.290 | 0.300 | 6.990 | 2,019,531.19 | 2,019,531.19 | 358 | 360 | 358 | 360 | 0 | 0 | 2 | 2 | CMT_1YR | 5.226 | 22 | 9 | 12.5 |
| 25 | 2/28 ARM IO | 7.733 | 0.300 | 7.433 | 286,755.28 | 286,755.28 | 336 | 336 | 358 | 360 | 24 | 22 | 2 | 2 | CMT_1YR | 3.766 | 22 | 12 | 13.7 |
| 26 | 3/27 ARM | 6.390 | 0.300 | 6.090 | 541,568.77 | 541,568.77 | 359 | 360 | 359 | 360 | 0 | 0 | 1 | 2 | CMT_1YR | 3.107 | 35 | 9 | 12.3 |
| 27 | 3/27 ARM IO | 6.281 | 0.579 | 5.702 | 711,650.92 | 711,650.92 | 324 | 324 | 359 | 360 | 36 | 35 | 1 | 2 | CMT_1YR | 3.318 | 35 | 12 | 12.2 |
| 28 | 5/25 ARM | 6.527 | 0.497 | 6.030 | 420,767.76 | 420,767.76 | 359 | 360 | 359 | 360 | 0 | 0 | 1 | 2 | CMT_1YR | 3.353 | 59 | 10 | 11.5 |
| 29 | 5/25 ARM IO | 6.803 | 1.000 | 5.803 | 263,553.56 | 263,553.56 | 278 | 278 | 359 | 360 | 82 | 81 | 1 | 2 | CMT_1YR | 3.035 | 59 | 12 | 12.4 |
| 30 | 7/23 ARM | 6.500 | 0.300 | 6.200 | 101,366.75 | 101,366.75 | 359 | 360 | 359 | 360 | 0 | 0 | 1 | 2 | CMT_1YR | 3.500 | 83 | 6 | 12.5 |
| 31 | 10yr FRM | 9.055 | 0.434 | 8.621 | 139,818.97 | 139,818.97 | 119 | 120 | 119 | 120 | 0 | 0 | 1 | 1 | | | | | |
| 32 | 15yr FRM | 6.366 | 0.344 | 6.022 | 10,907,470.21 | 10,907,470.21 | 178 | 180 | 178 | 180 | 0 | 0 | 2 | 1 | | | | | |
| 33 | 15/30 Balloon | 8.436 | 0.503 | 7.933 | 828,213.78 | 828,213.78 | 357 | 360 | 170 | 173 | 0 | 0 | 3 | 1 | | | | | |
| 34 | 20yr FRM | 7.061 | 0.328 | 6.733 | 1,042,852.78 | 1,042,852.78 | 239 | 240 | 239 | 240 | 0 | 0 | 1 | 1 | | | | | |
| 35 | 30yr FRM | 7.277 | 0.330 | 6.947 | 260,153,702.20 | 260,153,702.20 | 358 | 360 | 358 | 360 | 0 | 0 | 2 | 1 | | | | | |
| 36 | 30yr FRM IO | 8.140 | 0.943 | 7.197 | 1,927,942.06 | 1,927,942.06 | 240 | 240 | 356 | 360 | 120 | 116 | 4 | 1 | | | | | |

**PREPAY:**

The prepayment assumption used in this prospectus supplement with respect to the Group I Loans which are fixed-rate mortgage loans, HEP, represents a constant rate of prepayment each month relative to the then outstanding principal balance of a pool of mortgage loans. For the fixed-rate mortgage loans, a 20% HEP assumes (i) a constant prepayment rate of 2.0% CPR of the then outstanding principal balance of the mortgage loans in the first month of the life of the mortgage loans, (ii) an additional 2.0% CPR in ach month thereafter through the tenth month and (iii) a constant prepayment rate of 20% CPR thereafter. The prepayment assumption used in this prospectus supplement with respect to the Group I Loans which are adjustable-rate mortgage loans, PPC, represents a constant rate of prepayment each month relative to the then outstanding principal balance of a pool of mortgage loans. For the adjustablerate mortgage loans, a 100% PPC assumes (i) a constant prepayment rate of 2.0% CPR of the then outstanding principal balance of the mortgage loans in the first month of the life of the mortgage loans, (ii) an additional approximate 2.545% CPR in each month thereafter through the twelfth month, (iii) a onstant prepayment rate of 30% CPR in the twelfth through the twenty-second month, (iv) a constant prepayment rate of 50% CPR from the twenty-third through the twenty-seventh month and (v) a constant prepayment rate of 35% CPR thereafter. HEP and PPC do not purport to be historical descriptions of prepayment experience or predictions of the anticipated rate of prepayment of any pool of mortgage loans, including the mortgage loans in this mortgage pool. The prepayment assumption used in this prospectus supplement with respect to the Group II Loans, CPR, represents a constant rate of prepayment each month relative to the then outstanding principal balance of a pool of mortgage loans. For the Group II Loans, the prepayment assumption used in this prospectus supplement assumes a constant prepayment rate of 25%.

**COLLATERAL BALANCE:**

Group IA: $316,105,319
Group IB: $316,061,765
Group II: $112,833,402

**ENHANCEMENT %:**

| | |
|---|---|
| Class A | 15.25% |
| Class M-1 | 12.50% |
| Class M-2 | 10.00% |
| Class M-3 | 8.75% |
| Class M-4 | 7.25% |
| Class M-5 | 6.25% |
| Class M-6 | 5.00% |
| Class M-7 | 4.25% |
| Class M-8 | 3.45% |
| Class M-9 | 2.75% |
| Class B-1 | 2.25% |
| Class B-2 | 1.50% |
| Class B-3 | 0.50% |

**OVERCOLLATERALIZATION ("OC"):**

| | |
|---|---|
| **Initial (% Orig.)** | 0.50% |
| **OC Target (% Orig.)** | 0.50% |
| **OC Floor (% Orig.)** | 0.50% |
| **OC Holiday** | None |

**DATES:**

| | |
|---|---|
| Pricing Date: | March 23, 2005 |
| Settlement Date: | March 30, 2005 |
| First Payment Date: | April 25, 2005 |

**INITIAL INDEX:**

| | |
|---|---|
| LIBOR_1MO | 2.900 |
| LIBOR_6MO | 3.320 |
| LIBOR_1YR | 3.700 |
| CMT_1YR | 3.350 |

**BOND TRANCHES:**

| Class | Type | Balance | Coupon | Spread |
|---|---|---|---|---|
| A-I-A1 | FLT | 117,642,000 | L + 10 | 10 |
| A-I-A2 | FLT | 114,518,000 | L + 17 | 17 |
| A-I-A3 | FLT | 27,399,000 | L + 30 | 30 |
| A-I-B1 | FLT | 233,603,000 | L + 19.5 | 20 |
| A-I-B2 | FLT | 25,956,000 | L + 24.5 | 25 |
| A-II | FIX | 112,269,000 | 6.072 | 65 |
| M-1 | FLT | 20,487,000 | L + 42 | 42 |
| M-2 | FLT | 18,625,000 | L + 45 | 45 |
| M-3 | FLT | 9,313,000 | L + 48 | 48 |
| M-4 | FLT | 11,175,000 | L + 65 | 65 |
| M-5 | FLT | 7,451,000 | L + 68 | 68 |
| M-6 | FLT | 9,313,000 | L + 72 | 72 |
| M-7 | FLT | 5,587,000 | L + 120 | 120 |
| M-8 | FLT | 5,960,000 | L + 135 | 135 |
| M-9 | FLT | 5,215,000 | L + 195 | 195 |
| B-1 | FLT | 3,725,000 | L + 300 | 300 |
| B-2 | FLT | 5,587,000 | L + 300 | 300 |
| B-3 | FLT | 7,450,000 | L + 300 | 300 |

**COUPON STEPUP:**

Optional Call: 10%

Stepups:

| | | |
|---|---|---|
| A-I-A1 | L + 10 | L + 20 |
| A-I-A2 | L + 17 | L + 34 |
| A-I-A3 | L + 30 | L + 60 |
| A-I-B1 | L + 19.5 | L + 39 |
| A-I-B2 | L + 24.5 | L + 49 |
| A-II | 6.072 | 6.072 |
| M-1 | L + 42 | L + 63 |
| M-2 | L + 45 | L + 67.5 |
| M-3 | L + 48 | L + 72 |
| M-4 | L + 65 | L + 97.5 |
| M-5 | L + 68 | L + 102 |
| M-6 | L + 72 | L + 108 |
| M-7 | L + 120 | L + 180 |
| M-8 | L + 135 | L + 202.5 |
| M-9 | L + 195 | L + 292.5 |
| B-1 | L + 300 | L + 450 |
| B-2 | L + 300 | L + 450 |
| B-3 | L + 300 | L + 450 |

**TRIGGER:**

| | |
|---|---|
| Months 37-48 | 1.60% in the first month plus an additional 1/12th of 0.90% for every month thereafter |
| Months 49-60 | 2.50% in the first month plus an additional 1/12th of 0.70% for every month thereafter |
| Months 61-72 | 3.20% in the first month plus an additional 1/12th of 0.45% for every month thereafter |
| Months 73 and | 3.65% |

**OPTIONAL REDEMPTION:**
Cleanup Call Group I: <10%
Cleanup Call Group II: <10%

**PAYRULES:**
pay : CLASS INTEREST PRO RATA
pay : CLASS INTEREST SHORTFALL PRO RATA
pay : CLASS PRINCIPAL PRO RATA (WITHIN GROUP IA, SEQUENTIAL)
pay : CLASS INTEREST PRO RATA NONRELATED
pay : CLASS INTEREST PRO RATA SHORTFALL NONRELATED
pay : CLASS PRINCIPAL SEQUENTIAL NONRELATED (WITHIN GROUP IA, SEQUENTIAL)
LOSSES IN REVERSE ALLOCATION

**Swap Agreement Notional Balance**

| Period | Notional Balance ($) |
|---|---|
| 1 | 629,006,000 |
| 2 | 608,005,768 |
| 3 | 587,371,549 |
| 4 | 567,068,883 |
| 5 | 547,068,197 |
| 6 | 527,344,876 |
| 7 | 507,879,307 |
| 8 | 488,656,865 |
| 9 | 469,691,042 |
| 10 | 451,469,768 |
| 11 | 433,963,097 |
| 12 | 417,142,839 |
| 13 | 400,981,652 |
| 14 | 385,453,314 |
| 15 | 370,532,651 |
| 16 | 356,195,505 |
| 17 | 342,418,689 |
| 18 | 329,179,950 |
| 19 | 316,457,931 |
| 20 | 304,232,132 |
| 21 | 292,482,880 |
| 22 | 281,191,291 |

| | |
|---|---|
| 23 | 270,339,239 |
| 24 | 259,940,248 |
| 25 | 145,030,581 |
| 26 | 139,847,066 |
| 27 | 134,849,153 |
| 28 | 130,030,028 |
| 29 | 125,383,132 |
| 30 | 120,902,153 |
| 31 | 116,580,713 |
| 32 | 112,413,293 |
| 33 | 108,394,266 |
| 34 | 104,518,214 |
| 35 | 100,779,921 |
| 36 | 97,168,848 |
| 37 | 58,700,285 |
| 38 | 56,823,700 |
| 39 | 55,003,605 |
| 40 | 53,238,310 |
| 41 | 51,526,175 |
| 42 | 49,865,609 |
| 43 | 48,255,068 |
| 44 | 46,693,053 |
| 45 | 45,178,112 |
| 46 | 43,708,834 |
| 47 | 42,283,851 |
| 48 | 40,901,837 |